Mail Stop 7010

      August 11, 2005

Mr. Joseph P. Schneider
LaCrosse Footwear, Inc.
18550 NE Riverside Parkway
Portland, Oregon 97230

      Re:	LaCrosse Footwear, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 25, 2005
      Forms 10-Q for the periods ended March 26, 2005 and June 25,
2005
      File No. 0-23800

Dear Mr. Schneider:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management`s Discussion and Analysis..., page 11

Overview, page 12

1. We note your statement that management of your accounts receivable and inventory is key. We also note that you present in tabular form your days sales outstanding and inventory turns for the past three years. However, your narrative only analyzes the change in inventory turns and does not analyze changes in your days sales outstanding. Please revise future filings to analyze changes in both of these metrics. Also, please consider disclosing and discussing these items in future quarterly filings.

Fiscal 2004 Compared to Fiscal 2003, page 13

2. In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of each factor. In this regard, we note that your improved gross margin and the dollar increase in your selling and administrative expenses were both due to multiple factors, but it is unclear what the relative impact of each factor was on the total change.

3. We note from your Schedule II that the amount charged to expense for your accounts receivable allowance increased significantly from
2003 to 2004, primarily driven by a $1.1 million increase in your allowance for discounts. Please revise future filings to address this increased expense and to explain the underlying reasons for this increase. In this regard, you should clarify if the increase in discounts represents a change in your billing terms or is due to other factors.

Financial Statements for the Year Ended December 31, 2004

Note 6 - Stock Options, page F-16

4. We note that the exercise prices of stock options cancelled in 2002 and 2003 were significantly higher than the exercise prices of stock options granted in those years. Please tell us if any of same people had both cancellations and grants in the same year, and if so, tell us how you determined that variable accounting was not necessary. Refer to Question 11(a) of FIN 44.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 26, 2005 AND JUNE 25, 2005

Financial Statements

Note 7 - Sourcing Realignment and Facility Shutdown Charge

5. We read that you have reclassified your Claremont, New Hampshire facility as available for sale and that you have adjusted the book value of this asset to its estimated net realizable value. Please revise future filings to quantify the amount of any loss that you recorded in adjusting the book value of this asset and to quantify the carrying value of this facility. You should also disclose which line item on your balance sheet contains this asset and which line item on your income statement contains any loss recorded in adjusting its carrying value. Refer to paragraph 46-47 of SFAS 144. If the gain or loss you record on the sale of this facility is significant, you should separately disclose it and also discuss it in MD&A.

Management`s Discussion and Analysis

Results of Operations

6. We read that your net sales decreased from the first quarter of 2004 primarily due to non-recurring 2004 sales. We also note that, excluding these non-recurring sales, your net sales increased about
6%. If you have a similar situation in future filings, please revise your analysis to provide some insight into the reasons for the increase in your recurring sales. In this regard, it is not clear if this increase is due to the introduction of new, higher priced products, an increase in sales volume of pre-existing products, or other factors. We remind you that your analysis should provide your readers with a view of your company`s operations through management`s eyes.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Joseph P. Schneider
LaCrosse Footwear, Inc.
August 11, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE